FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 under the securities exchange act of 1934

For the month of September 2001

SUN INTERNATIONAL HOTELS LIMITED
(Translation of registrant's name into English)

Coral Towers, Paradise Island, The Bahamas
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __X__ No ____

If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g-3-2(b): N/A

Exhibit Index is on Page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 21, 2001   SUN INTERNATIONAL HOTELS LIMITED

By: /s/John R. Allison
Name: John R. Allison
Title: Executive Vice President
                Chief Financial Officer

EXHIBIT LIST

Exhibit	**Description**
99	Press Release on September 20, 2001 Sun International Launches Online Gaming Operations And Is Awarded Isle of Man Licence

Exhibit 99



Sun International

SUN INTERNATIONAL LAUNCHES ONLINE GAMING OPERATIONS AND IS AWARDED ISLE OF MAN LICENCE

Respected brand extended into lucrative online gaming industry

LONDON, 20th September 2001 – Sun International Hotels Limited, a leading international resort and gaming company, announced today that it has been awarded one of only three online gaming licences by the Isle of Man Government, to conduct operations within its jurisdiction. 11 major global entertainment and gaming companies competed to secure the initial licences.

Sol Kerzner, Chairman and Chief Executive Officer of the company, commented, "We are very pleased that we were awarded one of the three licences in a recognized world class jurisdiction. I believe it's testimony to our corporate credibility, gaming experience, superior online infrastructure and real customer knowledge. As a company we are committed to operating in credible regulatory environments and aim to set new industry standards for compliance leadership in online gambling. This licence is a great platform to do just that."

Under the leadership of Chief Executive, Tobin Prior, SunOnline will be the dedicated vehicle for the company's move into the online gaming sector. SunOnline recently released a beta test site to ensure that its software performs in accordance with the highest standards. The company plans to launch The Atlantis online casino in the fourth quarter of 2001, extending the experience of this spectacular casino resort with wide international appeal onto the internet.

Tobin Prior, Chief Executive of SunOnline, commented: "This is a great opportunity to extend our powerful brands and gaming expertise into the online gaming world. We expect to be one of the first major land based casino operators to participate in the online gambling business, which is currently estimated to be a US$2.2 billion market and projected to grow to over US$6 billion by 2004."[1]

Julian Lalor-Smith, Administrator, Department of Home Affairs, Isle of Man, added: "One of the key reasons we chose to award a licence to SunOnline was that Sun International has a reputation for adhering to strict regulations in

---

[1]Christiansen Capital Advisors, LLC.

managing and owning all its casinos and resorts world wide. In addition, the Department's extensive regulations and Sun International's requirement to operate out of a well regulated jurisdiction marries well and ensures that regulator and licensee will work together to ensure the Isle of Man continues to lead the world in the regulation of online gambling".

In preparing to exploit fully Sun International's experience in land-based casino operations for this new online business, the Company has taken exhaustive steps to ensure the highest levels of compliance and security. Substantial resources have been invested into research and product development over the past year.

For more information please contact:

Jon Holt, Joe Public Relations
44 208 237 4035
jonh@joepublicrelations.co.uk

Kate Steele, Joe Public Relations
44 208 237 4016
kates@joepublicrelations.co.uk

Tobin Prior, SunOnline
44 207 307 9307

Notes to Editors

Sun International Hotels Limited (NYSE: SIH) is a leading developer and operator of premier casinos, resorts and luxury hotels. Our flagship destination is Atlantis, a 2,317-room, ocean-themed resort located on Paradise Island, The Bahamas. Atlantis is a unique destination casino resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world's largest open-air aquarium. We also developed and receive certain revenue from the Mohegan Sun casino in Uncasville, Connecticut. The Native American-themed Mohegan Sun is one of the premier casino gaming properties in the Northeastern United States and one of the most profitable casinos in the United States. In our luxury resort hotel business, we operate eight beach resorts in Mauritius, Dubai, the Maldives and The Bahamas.